

**08054438**

## FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2007

### OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____


Commission file number 00100035


       A. Full title of the plan and the address of the plan, if different from that of the issue named
below:


          Elano Profit Sharing Plan
          2455 Dayton-Xenia Road
          Dayton, OH  45434-7199


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

          General Electric Company
          3135 Easton Turnpike
          Fairfield, CT 06431

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan

By: _Kristine L. Brock_
      Name:  Kristine L. Brock
      Title:    Benefits Specialist
               Human Resources

Dated:   June 20, 2008

## Exhibit Index

| Exhibit No: | Exhibit |
|---|---|
| 23 | Consent of the Independent Registered Public Accounting Firm |
| 24 | Financial Report |



**KPMG LLP**
345 Park Avenue
New York, NY 10154

Telephone   212 758 9700
Fax             212 758 9819
Internet       www.us.kpmg.com

*Exhibit 23*

## Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 20, 2008, relating to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2007 and 2006 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

June 20, 2008

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2007 and 2006

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
  Elano Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Elano Profit Sharing Plan as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*KPMG LLP*

June 20, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

## ELANO PROFIT SHARING PLAN

### Statements of Net Assets Available for Plan Benefits

#### December 31, 2007 and 2006

|  | | 2007 | | 2006 |
|---|---|---|---|---|
| Assets | | | | |
| Investments at fair value (note 3): | $ | 64,800,975 | $ | 58,450,450 |
| Participant contributions | | 100,864 | | 30,698 |
| Employer contributions | | 1,457,559 | | 1,390,593 |
| Accrued dividends and interest | | 122,144 | | 119,347 |
| Total assets | | 66,481,542 | | 59,991,088 |
| Net assets available for plan benefits, at fair value | | 66,481,542 | | 59,991,088 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2) | | 396,595 | | 120,077 |
| Net assets available for plan benefits | $ | 66,878,137 | $ | 60,111,165 |

See accompanying notes to financial statements.

4

# ELANO PROFIT SHARING PLAN

## Statements of Changes in Net Assets Available for Plan Benefits

### December 31, 2007 and 2006

|  | 2007 | 2006 |
|---|---:|---:|
| **Additions to net assets attributed to:** | | |
| Investment income (note 3): | | |
| Net appreciation in fair value of investments | $ 1,819,940 | $ 4,229,772 |
| Dividends | 2,574,898 | 1,561,335 |
| Interest on participant loans | 33,342 | 20,713 |
| Total investment income | 4,428,180 | 5,811,820 |
| Contributions: | | |
| Participant | 1,744,698 | 1,709,100 |
| Employer | 2,311,237 | 2,144,405 |
| Total contributions | 4,055,935 | 3,853,505 |
| Total additions | 8,484,115 | 9,665,325 |
| **Deductions from net assets attributed to:** | | |
| Benefits paid to participants | 1,711,704 | 2,099,625 |
| Expenses and loan fees (note 1) | 5,439 | 6,165 |
| Total deductions | 1,717,143 | 2,105,790 |
| Net increase | 6,766,972 | 7,559,535 |
| **Net assets available for plan benefits at:** | | |
| Beginning of year | 60,111,165 | 52,551,630 |
| End of year | $ 66,878,137 | $ 60,111,165 |

See accompanying notes to financial statements.

# ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of the Elano Division of Union Industries, LLC (the "Company") whose ultimate parent is General Electric Company ("GE"), who have been credited with at least ninety days of service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. (formerly BISYS Retirement Services) is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short term investments to provide liquidity..

b) State Street Global Advisors (SSgA) S&P 500 Index Fund - This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

i) State Street Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 and $15,000 in 2007 and 2006, respectively. For other participants, the 2007 and 2006 limits were generally $20,500 and $20,000, respectively.

Employer Contributions

The Company will make a matching contribution in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contribution for any plan year.

For December 31, 2007 and 2006, the Company made profit sharing contributions of $1,401,567 and $1,373,676 respectively, which represented 15% of participant eligible participants' compensation for both years.

Vesting

The Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions and rollover contributions, plus any earnings they generate.

Forfeitures

As of December 31, 2007 and 2006, forfeited non-vested amounts (including unrealized appreciation) totaled $38,437 and $34,434, respectively. In 2007, forfeitures of $16,960 reduced Company contributions. None were used during 2007 to pay Plan expenses. During 2006, forfeitures amounting to $4,415 and $94,278 were utilized to pay Plan expenses and reduce Company contributions, respectively. Earnings on forfeiture balances were $2,950 and $3,351 during 2007 and 2006. Additions to forfeiture balances were $18,013 and $15,730 during 2007 and 2006.

7

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after- tax contributions (hourly employees only) and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the registered investment companies, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2)    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

## Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Short-term investments and participant loans are valued at cost, which approximates fair value.

Investment in the collective trust fund is valued at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the State Street Stable Income Fund (Stable Income Fund) is then adjusted to contract value as shown in the Statements of Net Assets Available for Plan Benefits.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"*. This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Stable Income Fund are now stated at fair value for all periods presented with a corresponding adjustment to reflect the investment at contract value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements. The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values. Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings from the Stable Income Fund are reinvested in the fund and reflected in dividends.

## Payment of Benefits

Benefit payments are recorded when paid to participants.

## Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3)   Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2007 and 2006:

|  | 2007 | | 2006 | |
|---|---|---|---|---|
| Short-term investments: | | | | |
| Cash and cash equivalents | $ | 756,612 | $ | 754,550 |
| Common stock: | | | | |
| GE Common Stock Fund | | 14,323,737 * | | 14,301,167 * |
| Mutual funds: | | | | |
| SSgA S&P 500 Index Fund | | 317,679 | | 57,436 |
| GE Institutional Income Fund | | 2,426,147 | | 2,368,570 * |
| GE Institutional International Equity Fund | | 5,448,266 * | | 3,992,236 * |
| GE Institutional US Equity Fund | | 10,994,976 * | | 10,046,661 * |
| GE Aggressive Allocation Fund | | 10,299,919 * | | 9,488,574 * |
| GE Moderate Allocation Fund | | 5,304,709 * | | 5,482,589 * |
| GE Conservative Allocation Fund | | 1,806,624 | | 1,322,650 |
| American Funds Growth Fund of America | | 667,284 | | 178,158 |
| Columbia Acorn Select Fund | | 1,135,757 | | 108,169 |
| Total mutual funds | | 38,401,361 | | 33,045,043 |
| Collective trust fund: | | | | |
| State Street Stable Income Fund | | 10,783,938 ** | | 10,036,874 ** |
| Participant loans | | 535,327 | | 312,816 |
| Total investments, at fair value | $ | 64,800,975 | $ | 58,450,450 |

\* Investment option representing more than 5% of the Plan's net assets.

\*\* Contract value at December 31, 2007 and 2006 for the Stable Income Fund was $11,180,533 and $10,156,951 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

|  | 2007 | 2006 |
|---|---|---|
| GE Common Stock Fund | $ 442,150 | $ 1,285,794 |
| Mutual funds | 1,377,790 | 2,943,978 |
| Total | $ 1,819,940 | $ 4,229,772 |

Dividends for the years ended December 31, 2007 and 2006 were $2,574,898 and $1,561,335, respectively. Interest from loans to participants for the years ended December 31, 2007 and 2006 was $33,342 and $20,713, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 3.57% and 3.51% at December 31, 2007 and 2006, respectively. The average crediting interest rate was 5.41% and 4.88% at December 31, 2007 and 2006, respectively.

(4)    Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund, a variety of mutual funds and a collective trust fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(5)    Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6)    Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8)     Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

|  | 2007 | 2006 |
|---|---|---|
| Net Assets Available for Plan Benefits, per the financial statements | $ 66,878,137 | $ 60,111,165 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | (396,595) | (120,077) |
| Net Assets Available for Plan Benefits, per the Form 5500 | $ 66,481,542 | $ 59,991,088 |
| Total Investment Income, per the financial statements | $ 4,428,180 | $ 5,811,820 |
| Adjustment from contract value to fair value for full benefit responsive investment contracts for current period | (396,595) | (120,077) |
| Adjustment from contract value to fair value for full benefit responsive investment contracts for prior period | 120,077 | - |
| Total Investment Income, per the Form 5500 | $ 4,151,662 | $ 5,691,743 |

12

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

| Identity of issue | Description of investment | Number of shares | | Current value |
|---|---|---|---|---|
| * MG Trust Company | Cash and cash equivalents | 756,612 | $ | 756,612 |
| * GE Common Stock Fund | Common stock | 386,392 | | 14,323,737 |
| SSgA S&P 500 Index Fund | Mutual fund | 13,144 | | 317,679 |
| * GE Institutional Income Fund | Mutual fund | 258,101 | | 2,426,147 |
| * GE Institutional International Equity Fund | Mutual fund | 291,663 | | 5,448,266 |
| * GE Institutional US Equity Fund | Mutual fund | 862,351 | | 10,994,976 |
| * GE Aggressive Allocation Fund | Mutual fund | 749,630 | | 10,299,919 |
| * GE Moderate Allocation Fund | Mutual fund | 424,377 | | 5,304,709 |
| * GE Conservative Allocation Fund | Mutual fund | 185,676 | | 1,806,624 |
| American Funds Growth Fund of America | Mutual fund | 19,626 | | 667,284 |
| Columbia Acorn Select Fund | Mutual fund | 39,977 | | 1,135,757 |
| State Street Stable Income Fund | Collective trust fund | 10,783,938 | | 10,783,938 |
| * Participant loans | 108 loans to participants with interest rates from 5.00% to 10.00% | — | $ | 535,327 |
| | | | | 64,800,975 |

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

